UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
887902104
(CUSIP Number)
Philip Carrozza Suite 1004 – 1005 Harvey Building 224 Datura Street West West Palm Beach, Florida 33480 USA
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 15, 2005 through to August 4, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ❑.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Philip Carrozza
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ❑ (b) ❑
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ❑
6		CITIZENSHIP OR PLACE OF ORGANIZATION American
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

2,170,000

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,170,000

	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,170,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ❑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14		TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2.  Identity and Background.

(a)

Phil Carrozza

(b)

Suite 1004 – 1005 Harvey Building, 224 Datura Street West, West Palm Beach, Florida, 33480  USA

(c)

Director of US Trading Operations; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

(d)

Mr. Carrozza has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Mr. Carrozza has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

American

Item 3.  Source and Amount of Funds or Other Consideration.

On July 15, 2005, Mr. Carrozza acquired 500,000 common shares through a private transaction for no consideration.

On August 4, 2005, Mr. Carrozza acquired 1,050,000 common shares through a private transaction for compensation of services at a deemed price of Cdn$0.25 per share.

Item 4.  Purpose of Transaction.

In a private transaction, Mr. Carrozza acquired 500,000 common shares. Mr. Carrozza acquired these securities for investment purposes.

In a private transaction, Mr. Carrozza acquired 1,050,000 common shares upon compensation for services.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. Carrozza is the beneficial owner of 2,170,000 common shares, or 9.97% of the Issuer’s outstanding common shares as of August 11, 2005, which includes (i) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008; and (ii) 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010.

(b)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote of 2,170,000 common shares, which includes 620,000 common shares issuable pursuant to stock options under the Issuer’s stock option plan.

(ii)

Shared power to vote or to direct the vote 0 common shares.

(iii)

Sole power to dispose or to direct the disposition of 2,170,000 common shares, which includes 620,000 common shares issuable pursuant to stock options under the Issuer’s stock option plan.

(iv)

Shared power to dispose or to direct the disposition of 0 common shares.

 (c)

Except as described in Item 3 above, Mr. Carrozza did not effect any transactions in the Issuer’s common shares.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Carrozza may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn$0.10 per share and expire December 22, 2008. Mr. Carrozza may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that vest over an 18-month period commencing March 1, 2005 and are exercisable at an exercise price of Cdn$0.25 per share and expire March 1, 2010.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:

August 11, 2005

/s/ Philip Carrozza Philip Carrozza